May 6, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Laura Nicholson

Re:          New Fortress Energy LLC
Registration Statement on Form S-3
Filed March 5, 2020
File No. 333-236921

Dear Ms. Nicholson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, New Fortress Energy LLC (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 filed on March 5, 2020, as amended by Amendment No. 1 thereto filed on May 6, 2020 (File No. 333-236921), to 4:00 p.m., Eastern Time, on Wednesday, May 6, 2020, or as soon as practicable thereafter.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Michael J. Schwartz of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3694 and that such effectiveness also be confirmed in writing.

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[Signature Page Follows]

United States Securities and Exchange Commission
May 6, 2020

Very truly yours,

NEW FORTRESS ENERGY LLC

By:	/s/ Cameron MacDougall
Name:	Cameron MacDougall
Title:	General Counsel and Secretary

cc:	Michael J. Zeidel, Esq. Michael J. Schwartz, Esq.